COHEN & STEERS REAL ESTATE OPPORTUNITIES INCOME FUND

280 Park Avenue, 10th Floor

New York, New York 10017

October 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jeffrey A. Foor, Senior Counsel

Re:	Cohen & Steers Real Estate Opportunities Income Fund

Registration Statement on Form N-2

File Numbers: 333-258180; 811-23720

Dear Mr. Foor,

On behalf of Cohen & Steers Real Estate Opportunities Income Fund (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Registration Statement”).

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to Ms. Dana A. DeVivo, Esq., Senior Vice President and Associate General Counsel of Cohen & Steers Capital Management, Inc., by Mr. Jeffrey A. Foor of the Staff in a letter dated August 26, 2021. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (the “Prospectus”) or statement of additional information are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. Certain other stylistic and clarifying changes have been made in the Amendment.

GENERAL

1.

Staff Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund has not yet obtained FINRA approval of the underwriting terms and arrangements of the Fund’s offering, but will do so prior to the effective date of the Registration Statement.

2.	Staff Comment: Tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

(See, Rule 163B under the Securities Act of 1933 (“Securities Act”)).

Response: The Fund confirms that it has not provided test-the-waters materials to potential investors in connection with this offering and does not intend to do so.

3.

Staff Comment: The version of Form N-2 submitted by the Fund is no longer valid. Form N-2 has been revised to reflect recent amendments adopted by the Securities and Exchange Commission. For the Fund’s pre-effective amendment(s), please use the revised Form N-2.

Response: The Fund has revised the cover page in response to this comment.

Cover Page

4.	Staff Comment: The cover page appears to be several pages long. Please consider revising the disclosure so that it does not exceed two pages.

Response: The Fund has significantly shortened the cover page.

5.	Staff Comment: As discussed under the heading Investment Portfolio, please disclose the maturity strategy of the Fund’s investment in debt instruments.

Response: The Fund has revised the relevant disclosure to clarify that the Fund may invest in preferred and debt securities of any maturity.

PROSPECTUS

Limited Term and Eligible Tender Offer

6.

Staff Comment: Please confirm to the staff that the Fund will comply with Rule 13e-3 under the Exchange Act in connection with any Eligible Tender Offer, if the Eligible Tender Offer will cause the common shares to be delisted or eligible for termination of registration under the Exchange Act, or cause reporting obligations with respect to such class to become eligible for termination.

Response: The Fund respectfully confirms that in the event of an Eligible Tender Offer, the Fund would either (i) complete the tender offer and, subject to Board approval, continue as a perpetual fund or (ii) cancel the tender offer and liquidate, neither of which would be considered a “Rule 13e-3 transaction” as such term is defined in Rule 13e-3 under the Exchange Act. The Fund confirms that it will comply with the requirements of Rule 13e-3 in connection with any transaction to the extent Rule 13e-3 applies to such transaction.

Private Real Estate

7.

Staff Comment: On page 6, the prospectus states, “The Investment Manager believes that the REIT Subsidiary offers an efficient vehicle for investing in private real estate.... By investing through the REIT Subsidiary, the Investment Manager will have greater access to these investments, allowing it to construct a diversified portfolio of private and public real estate.” In the prospectus, please disclose any disadvantages for investing through REIT subsidiaries.

Response: The Fund respectfully submits that the disadvantages of investing through the REIT

Subsidiary are adequately disclosed in the Fund’s prospectus. See, for example, “REIT Subsidiary Risk,” “REIT Risk” and “Real Estate Market Risk” in the prospectus. However, in response to the Staff Comment, the Fund has added a cross reference to “REIT Subsidiary Risk” in this section.

Leverage

8.	Staff Comment: Confirm to the staff that the Fund does not intend to issue preferred shares within one year from the effective date of the registration statement.

Response: The Fund so confirms. The Fund notes that in order to meet the 100-shareholder test necessary to qualify as a REIT under the Internal Revenue Code, the REIT Subsidiary intends to issue preferred shares within one year of the effective date of the Fund’s registration statement to approximately 100 to 125 preferred shareholders who will be qualified purchasers. The value of these preferred shares is expected to be nominal in relation to the value of the REIT Subsidiary generally and of the Fund as a whole.

Investment Policies

9.

Staff Comment: Please provide the Staff with a consolidation analysis related to the REIT subsidiaries. We may have further questions related to the consolidation analysis. In your response, please state whether the investments in the REIT subsidiaries will be limited to a percentage of the fund’s assets.

Response: The Fund expects that it will invest no more than 25% of its Managed Assets through the REIT Subsidiary. The REIT Subsidiary is expected to be a “wholly-owned subsidiary” of the Fund within the meaning of Section 2(a)(43) of the Investment Company Act because the Fund will own all of the REIT Subsidiary’s securities except for preferred shares issued to approximately 125 preferred shareholders, as discussed in the response to Comment 8 above. Because the Fund will primarily control the REIT Subsidiary and conduct a portion of its investment activities through the REIT Subsidiary, it expects that it will consolidate the financial statements of the REIT Subsidiary with those of the Fund.

10.	Staff Comment: Please revise the disclosure, for example on page 4, to clarify whether the fund’s REIT subsidiaries will be wholly-owned or will the fund own or control a lesser percentage.

Response: The Fund currently expects that any REIT Subsidiary will be wholly owned by the Fund (notwithstanding the nominal issuances of preferred shares as noted above in response to Comment 8) and has revised the disclosure accordingly.

11.

Staff Comment: Page 4 disclosure states, “The Fund expects that many of its private real estate investments will consist of real estate joint ventures where the Fund (generally through the REIT Subsidiary) partners with a real estate operator. These investments may include retail, office, hotel, healthcare, multifamily residential, industrial and other properties.”

Please explain the ownership structure of such joint ventures and whether the Fund, through the REIT Subsidiary, will have control over such real estate joint ventures. Please note, for any subsidiary, or joint venture, that the fund primarily controls and through which the fund conducts its investments activities, the fund must treat the subsidiary’s debt as its own under Section 18. The Fund’s disclosure should be revised accordingly.

Response: The Fund’s investments in real estate joint ventures are expected to be structured as limited liability companies or similar organizations. A real estate operating company (an “Operating Partner”) will serve as the managing member or general partner of the joint venture and will have a minority economic position, while the Fund (through its REIT Subsidiary) will be a non-managing member or a limited partner and will own a majority economic position. Although the precise parameters of each joint venture investment will vary, it is expected that the limited liability company agreement or similar agreement of the investment will vest daily management responsibilities of the real estate joint ventures in the Operating Partner, and not the Fund. The applicable Operating Partner, and not the Fund, is expected to primarily control each joint venture, although the Fund will seek customary protective consent rights over material decisions affecting the joint venture and its investors, such as the sale of the underlying property, addition of new members and arrangements involving affiliates of the Operating Partner. These rights are generally “reactive” in that they do not give the Fund the right to make these major decisions, only to consent to certain of them. Similarly, although the Fund will gain investment exposure to private real estate by investing in real estate joint ventures, because of its lack of operational management and control over the joint ventures and the real estate held by the joint ventures and its reliance on the Operating Partner, it should be considered to be making an investment in the joint venture and not to be conducting its investment activities “through” the joint ventures.

The Fund respectfully submits that whether it is required to consolidate a direct or indirect subsidiary under generally accepted accounting principles in the United States (“GAAP”) should inform whether the Fund consolidates leverage with such subsidiary. Under GAAP and Regulation S-X, the Fund, as a registered investment company, would not consolidate an operating entity such as a real estate joint venture on its financial statements unless the operating entity (i) provides substantial services to the Fund and (ii) is controlled by the Fund. In all other cases, GAAP would require that the Fund treat the operating entity as a portfolio company and carry the investment at fair value. The Fund does not believe that its investments in real estate joint ventures will meet these requirements, and therefore believes that the real estate joint ventures should not be consolidated with the Fund and the Fund’s investments in real estate joint ventures should be carried as investments at fair value on the Fund’s financial statements. In such case, the Fund would not treat the joint venture’s debt as debt of the Fund for purposes of Section 18 of the Investment Company Act.

Investment Strategies

12.

Staff Comment: We note disclosure, including on page 6, that ESG factors are considered in evaluating Public Real Estate and Preferred Securities and Debt Securities. Please disclose in the Prospectus the Fund’s definition of ESG and its specific ESG area(s) of consideration, if any. In addition, please describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus.

Response: The Fund has revised the relevant disclosure as follows:

Public Real Estate. The Investment Manager adheres to a bottom-up, relative value investment process when selecting publicly traded real estate securities. To guide the portfolio construction process, the Investment Manager utilizes a proprietary valuation model that quantifies relative valuation of real estate securities based on price-to-net asset value (“NAV”), cash flow multiple/growth ratios and a dividend discount model (“DDM”). Analysts incorporate both quantitative and qualitative analysis in their NAV, cash flow, growth and DDM estimates. The company research process includes an evaluation of the commercial real estate supply and demand dynamics, management, strategy, property quality, financial strength~~,~~ and corporate structure ~~and environmental, social and governance (“ESG”) factors~~. Judgments with respect to risk control, geographic and property sector diversification, liquidity and other factors are considered, along with the models’ output and drive the portfolio managers’ investment decisions. The Fund will not seek to achieve specific environmental, social and governance (“ESG”) outcomes through its portfolio of investments, nor will it pursue an overall impact or sustainable investment strategy. However, the Investment Manager will incorporate consideration of relevant ESG factors into its investment decision making. For example, although the Investment Manager does not generally exclude investments based on ESG factors alone, when considering an investment opportunity with material exposure to carbon emissions regulation, this risk may be considered as one factor in the Investment Manager’s holistic review process.

…

Preferred Securities and Debt Securities. In making investment decisions with respect to preferred securities and debt securities, the Investment Manager seeks to select what it believes are superior securities (i.e., securities the investment manager views as undervalued on the basis of risk and return profiles). In making this determination, the investment manager evaluates the fundamental characteristics of an issuer, including an issuer’s creditworthiness, and also takes into account prevailing market factors. In analyzing credit quality, the investment manager considers not only fundamental analysis, but also an issuer’s corporate and capital structure and the placement of the preferred or debt securities within that structure. In evaluating relative value, the investment manager also takes into account call, conversion and other structural security features, in addition to such factors as the likely directions of credit ratings and relative value versus other income security classes. ~~The investment manager also incorporates relevant ESG factors.~~ The Fund will not seek to achieve specific ESG outcomes through its portfolio of investments, nor will it pursue an overall impact or sustainable investment strategy. However, the Investment Manager will incorporate consideration of relevant ESG factors into its investment decision making. For example, although the Investment Manager does not generally exclude investments based on ESG factors alone, when considering an investment opportunity with material exposure to carbon emissions regulation, this risk may be considered as one factor in the Investment Manager’s holistic review process.

13.

Staff Comment: In the second paragraph, reference is made to the construction of “a diversified portfolio of private and public real estate.” Please consider using a term other than diversified, as this fund is non-diversified.

Response: The Fund has revised the relevant disclosure as follows:

By investing through the REIT Subsidiary, the Investment Manager will have greater access to these investments, allowing it to construct a ~~diversified~~ varied portfolio of private and public real estate.

14.

Staff Comment: Please explain supplementally if the funds will invest in entities that rely on sections 3(c)(1) and/or 3(c)(7) of the 1940 Act and share characteristics of hedge funds and/or private equity funds (e.g., charge performance fees, limit redemptions, employ significant leverage). If yes, please disclose the percentage of its assets that it expected to invest in such entities. We may have additional comments. In addition, please explain to the staff if the Fund will have any unfunded commitments. We may have additional comments.

Response: The Fund confirms that it will limit its investments in entities relying on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act to no more than 15% of the Fund’s net assets. If the Fund has unfunded commitments, it will comply with the requirements of Rule 18f-4(e) under the Investment Company Act applicable to unfunded commitments.

REIT Subsidiaries

15.	Staff Comment: In addition to our comments above, for any REIT Subsidiaries of the Fund, please address the following:

a.

Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary. If not, explain why not. We may have additional comments.

Response: The Fund confirms that it will comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the REIT Subsidiaries.

b.

Disclose that each investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the subsidiary’s investment advisory agreements may be combined

Response: The Fund does not expect that the REIT Subsidiary will have an investment adviser. If in the future a REIT Subsidiary enters into an investment advisory contract, it will comply with Section 15(c) to the extent required by the Investment Company Act.

c.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.

Response: The Fund confirms that the REIT Subsidiary will comply with the provisions relating to affiliated transactions (Section 17) and custody. State Street

Bank and Trust Company, the Fund’s custodian, will also serve as the REIT Subsidiary’s custodian.

d.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Fund respectfully submits that the prospectus as written discloses the material strategies and risks associated with investing in the REIT Subsidiary. See, for example, “REIT Subsidiary Risk,” “REIT Risk” and “Real Estate Market Risk” in the prospectus.

e.

Confirm in correspondence that: (1) the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; and (2) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund confirms that the REIT Subsidiary’s management fee, if any, and expenses will be included in the fund’s prospectus fee table. However, as noted above in response to Comment 15(b), the Fund does not expect that the REIT Subsidiary will have an investment adviser or pay a management fee. The Fund also confirms that the REIT Subsidiary will agree to inspection by the staff of the subsidiary’s books and records.

Summary of Fund Expenses

16.	Staff Comment: On page 52, if the Fund anticipates any acquired fund fees and expenses, please disclose an estimate pursuant to Instruction 10 to Item 3 of Form N-2.

Response: The Fund confirms that if the acquired fund fees and expenses attributable to its investments in other investment companies, if any, are anticipated to exceed 0.01% of the Fund’s average daily net assets, the Fund will include such acquired fund fees and expenses as a line item in the Summary of Fees and Expenses, in accordance with Instruction 10 to Item 3 of Form N-2.

General Comments

17.

Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Fund respectfully notes the Staff’s comment.

18.

Staff Comment: Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund will separately file Pre-Effective Amendment No. 1 to the Registration Statement reflecting the revisions referenced herein.

19.

Staff Comment: We remind you that the Fund and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The Fund respectfully notes the Staff’s comment.

*        *        *         *        *

We hope the Staff finds the revisions in the Amendment responsive to comments on the Registration Statement. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9347.

Very truly yours,

/s/ Dana A. DeVivo

Dana A. DeVivo

Secretary and Chief Legal Officer

cc: Michael Doherty, Ropes & Gray LLP